INVEST IN **MELANIN HAIRCARE**

Award-winning, natural haircare brand with $23M+ in lifetime revenue & prestige retail placement



melaninhaircare.com Boston, MA

Female Founder | B2B | Ecommerce | Consumer Goods | Retail

Highlights

VC-Backed
Raised $250K or more from a venture firm

Fast Growth
Revenue growing 2X/yr for at least prior 6 months

$5M+ Revenue
Earned over the last 12 months

1. $23.5M in revenue generated with $0 traditional advertising spend
2. $106B global haircare market with a 10.4% CAGR
3. $8M in 2024 sales revenue forecasted (not guaranteed)
4. 2K retail doors globally including Ulta, Ulta at Target, Sephora, SpaceNK, Selfridges, & Cult Beauty
5. Led by a team from beauty's biggest names including Amika, Kristin Ess, Sunbum, Smashbox, & Briogeo
6. 90 net promoter score (NPS) versus 24-57 average in beauty
7. The New York Times, Allure, Cosmopolitan, Cosmetic Executive Women, Glamour, & Elle features

Featured Investors



VMG in   Follow   Invested $3,750,000 ⓘ

VMG is a leading investment firm that backs branded consumer product, service, and technology companies.

Alisa Carmichael, Partner

"We originally decided to support the Melanin Haircare team after being impressed with their understanding of and passion for natural hair. Whitney and Taffeta care deeply about the textured hair community and are invested in building a brand to meet the needs of the consumer."



CircleUp in   Follow   Invested $3,000,000 ⓘ

Founded in 2012, CircleUp is a privately owned company on a mission to empower entrepreneurs with the funding and support that they need to thrive.

Pat Robinson, Managing Director, Rose Park Advisors [Formerly CircleUp]

"Melanin Haircare caught my attention for two key reasons. First, Whitney White's leadership is both passionate and authentic. She has a deep understanding of the needs of her community and a clear vision for how Melanin Haircare can serve it. Second, Whitney developed products that are effective and delight consumers. The focus on natural, high-quality ingredients resonates with a growing consumer segment."



Edward Elsnau   Follow   Invested $5,000 ⓘ
Syndicate Lead

"I am supporting Melanin Haircare as I am impressed with Whitney and Taffeta's knowledge and passion for natural haircare and the performance of their products, Whitney's impact on social media platforms and her ability to educate and convey the brands message and product performance. Professionally after 40 years of experience in manufacturing and brand development I have a high level of confidence in Melanin's supply chain as I have extensive experience and success with Melanin's primary vendors on a much larger scale and have previously validated their performance, quality, service level and cost effectiveness."

Our Team



Whitney White   Co-Founder & CEO

Natural haircare pioneer & game-changer. Social media influencer with 2.5M+ followers. 14+ years Beauty & Social Media Marketing experience. 16+ years Brand Identity & Strategy. Licensed cosmetologist. Bridgewater State University Graphic Design BFA.



Taffeta White   Co-Founder & COO

Operations & law leader. 18+ years consulting & scaling businesses. Special focus on Business Process Outsourcing, Business Management, Consulting, & Law. Fitchburg State University Sociology BS. Northeastern University Law JD.



Melanin Haircare Team   Director of Retail

Influential retail & beauty executive. 20+ years of Beauty Industry Leadership. Former Director of Sales at Amika and Regional Business Manager at Oribe Hair Care. Boston College Economics BA. NYU Corporate Sustainability Certificate.



Melanin Haircare Team VP of Marketing

Brand and product marketing executive. 10+ years of Marketing experience with a focus on Brand & Product Marketing. Former Director of Brand Marketing at top haircare brands DevaCurl & brand incubator Maesa. George Washington University.



Melanin Haircare Team Head of Operations

First-class operations & consumer product expert. 40+ years of experience in CPG. Previous VP of Operations at esteemed beauty brands Hourglass & Smashbox with operation roles at SunBum and Briogeo.

why melanin haircare?



Co-founded by Whitney White, widely recognized online as Naptural85, Melanin Haircare was born out of the persistent demand from her community of over 2 million followers who craved reliable, natural haircare solutions that work.

With over $23.5M in lifetime revenue and on track to hit $8M in 2024 alone*, it is clear that Melanin Haircare is the gold standard for luxuriously high-quality, natural haircare products that are effective and affordable.

Backed by leading VC's VMG Partners and Rose Park Advisors who have invested in renowned beauty brands like Function of Beauty, K18, and Drunk Elephant, Melanin Haircare is a rising leader in the $106B global haircare market.

Future projections are not guaranteed.

people spend $93B on haircare products that *overpromise and underdeliver* every year

American women spend nearly a quarter of $1 million on their appearance in their lifetime and a whopping 44% of Americans are taking care of themselves less in 2023 because it's so expensive.

Not only are natural haircare products pricey, they often contain subpar ingredients and inadequate formulations that fall short of their promises – they just don't work. Despite their natural claims, they sometimes contain harmful substances that can strip hair of its natural oils and even cause hormonal and endocrine system disruptions.

HARMFUL CHEMICALS HIDING IN CONVENTIONAL HAIRCARE



BENZENE

Known carcinogen that can increase the risk of leukemia and other blood disorders



FORMALDEHYDE

Carcinogenic preservative that can cause respiratory issues and skin irritation



DIMETHICONE

Silicone that can trap impurities, leading to skin irritation and breakouts



SODIUM LAURYL SULFATE

Harsh detergent that strips natural oils, causing dry, brittle hair and scalp irritation



PARABENS

Preservatives suspected of disrupting hormone function and potentially linked to breast cancer and reproductive issues

This costly cycle of trial and error without results highlights a huge gap in the market.

melanin haircare is the leading high-quality haircare line hair enthusiasts *want and need*





Melanin Haircare is a proven favorite among a dedicated customer base, repeatedly chosen for its naturally luxurious, affordable products that deliver on their promise. Melanin Haircare thrives on the community-driven demand for authentic, natural haircare solutions that work with a staggering 48% repeat customer rate compared to the 23% average in the beauty industry.

Over 65% of consumers seek clean beauty ingredients, that's why our formulations are made with high-quality, natural, and non-toxic ingredients meticulously chosen for their proven ability to nourish and enhance hair and scalp health.

our featured ingredients:
strengthening & growth



bamboo
hair strength



fenugreek
hair growth



hops
hair volume



hemp seed
strength & growth



amino acids
strength & growth



rosemary
hair growth

hydration & moisture



hyaluronic acid
moisture retention



provitamin b5
moisture & shine



baobab seed
deep moisture

scalp & hair health



black cumin
soothe & condition



argan oil
condition & restore



pumpkin
nourishment



vitamin e
hair & scalp health



banana
condition & strength

sage
stimulate

By offering high-quality, natural products at accessible prices, we've successfully transformed 2 million online fans into passionate customers.



With the entire wetline in over 2,000 beauty doors and $23.5M+ in revenue in the first 6 years, Melanin Haircare proves that luxurious, natural hair care can be high-quality, effective, and affordable.

our grassroots approach

sets us apart

Melanin Haircared launched as a direct-to-consumer brand driven by the demand and enthusiasm of over 2 million online followers eagerly awaiting our products. This powerful community has become a critical part of our product development. Serving as an active and vocal focus group, these devoted fans provide real-time feedback that is essential for refining and perfecting our formulations.



net promoter score



melanin haircare
90
typical range
57
24

This grassroots foundation has resulted in an impressive net promoter score (NPS) – the likelihood that customers would recommend our products – of 90. We have reinforced trust with our community by prioritizing quality, focusing on developing a few exceptional products at a time, rather than an excessive array of substandard options.

Melanin Haircare has established itself as a dynamic leader in the $106B haircare market with its community-driven innovation cycle.

$23.5M in lifetime revenue and global retail partnerships with all major prestige beauty retailers including *sephora, ulta, selfridges & co, and more*

Melanin Haircare became an instant sensation, achieving $1M in sales in its first 12 months and catching the attention of major beauty retailers – all of whom approached us!

Melanin Haircare has organically achieved $23.5M in lifetime revenue and established a strong retail presence with products readily available on the shelves of coveted, prestige domestic and international retailers - most notably, Ulta Beauty, Ulta Beauty @ Target, Sephora, Sephora Canada, Selfridges & Co, Space NK, and Cult Beauty. We are a staple at 2,000+ beauty doors and counting!



ULTA BEAUTY
1,356 doors
.com
USA

SPACE NK APOTHECARY LONDON
42 doors
.com
UK

ULTA BEAUTY at Target
500+ doors
.com
USA

SEPHORA
112 doors
.com
CA

cult BEAUTY
.com
EU
UK

SELFRIDGES & Co
flagship store
.com
UK

Our revenue growth has been achieved with $0 traditional advertising spend, powered by word-of-mouth endorsements by our incredible community.

customers *can't get enough...*

We have a vibrant community of dedicated enthusiasts who swear by our products. We pride ourselves on our rapid user growth, high retention rates, and consistently exceeding customer expectations.



love at first wash

It was a luxurious feeling to wash my hair with this shampoo. It left my scalp feeling fresh and clean, plus the bottle's design allowed me to really get in there without wasting product. I am in love!

luvia



finally, the best leave-in for my hair! ☺️

Sets the standard for what a leave-in Conditioner should be, imho. This is A MUST HAVE. I am so proud to have this, along with other Melanin Haircare products, on my bathroom shelf.

felicia d.



best oil out there!

I love this oil, so lightweight and smells good! I always order more than one at a time. Feels so good on the scalp and skin❤️

taneshia r.

and the press *loves us!*

Melanin Haircare has captured the attention of beauty's biggest names. We are proud to be recognized with awards from influential beauty publications including Allure, Elle, PopSugar, Women's Health, Glamour, and Essence.

allure ESSENCE POPSUGAR.

GLAMOUR ELLE Women'sHealth


BYRDIE
How 3 YouTubers Inspired a Generation of Women to Embrace Their Natural Hair
Beauty Independent
melanin
How Natural Hair Built A Brand Th
Ulta Beauty
CEW
The New York Times
Black Women Make Waves in Hair Care
A new crop of businesses is claiming a growing share of a billion-dollar industry.
Top 5 Stories
Upcoming Events



2022 WomensHealth HEALTHY HAIR AWARDS
2022 ESSENCE BEST IN BLACK HAIR AWARDS
BY WOMEN 20 GLAMOUR 23 BY WOMEN
2021 GLAMOUR beauty award winner
ELLE EDITOR'S CHOICE 2022
our products are
award-winning
BEAUTY AWARDS POPSUGAR 2021 WINNER
2023 ESSENCE best in black beauty awards
melanin

world-class team with $650M in exits with beauty's biggest names



whitney white
co-founder & ceo

Acclaimed natural haircare pioneer & game-changer. Social media influencer with 2.5M+ followers. 14+ years Beauty and Social Media Marketing experience. 16+ years Brand Identity and Strategy. Licensed cosmetologist. Bridgewater State University Graphic Design BFA. Toni&Guy Academy.



taffeta white
co-founder & coo

Operations & law leader with 18+ years consulting and scaling growth businesses. Special focus on Business Process Outsourcing, Business Management, Consulting, and Law. Fitchburg State University Sociology BS. Northeastern University Law JD.











K18 · ORIBE · DRUNK ELEPHANT™ · function of beauty — PRO · SUN BUM

naptural85 · melanin haircare · Briogeo · maesa · WINKY LUX

dm DANESSA MYRICKS BEAUTY · amika: · PATRICK TA · DevaCurl · smashbox

CROWN AFFAIR · mented

Our team is powered by seasoned talent from leading beauty companies including Amika, Kristin Ess, Sunbum, Smashbox, and Briogeo. Their passion, collective expertise, and drive for excellence shape our innovative approach to natural haircare.

the *$106B global haircare industry* is booming with a 10.4% cagr

The global haircare market is experiencing explosive growth, driven by increasing consumer awareness and demand for safe, effective, and natural beauty products.



50% of american women prefer *natural products* and are mindful about which products they purchase.

As more consumers seek out products that align with health-conscious lifestyles, the market is expected to see significant expansion in the coming years.



global haircare market

$106B
global market

10.4%
CAGR

our *unique formulations* born from diy recipes, are *one-of-a-kind*



our competitive edge lies in our origin— unique formulations derived from our own



natural diy recipes that are truly *one of a kind*



Acquired $500M

TATCHA

Transforming traditional beauty with clean Japanese formulas using natural ingredients.



Acquired $450M

DevaCurl

Pioneering the curly hair space with a premium, vegan, and inclusive product line.



melanin haircare

Democratizing access to high-quality and effective natural haircare, for all hair types, genders, and ages.

Disclaimer: The success of other companies is not a predictor of success of Melanin Haircare.

we're *establishing a global footprint* with prestige beauty retailers

Our business model is a powerful combination of direct-to-consumer (DTC) sales and strategic retail partnerships.

Melanin Haircare launched online, initially targeting Whitney's community, and quickly expanded to the broader natural hair community. This DTC strategy allowed us to grow not only organically but quickly. By starting with direct-to-consumer, we fostered a loyal customer base that asked for Melanin Haircare in their local stores, in turn attracting the attention of the world's largest beauty retailers that have since become Melanin Haircare's primary revenue, on track to hit $8M in 2024 revenue alone.



melanin haircare

online
direct-to-consumer

physical presence
retail

where customers can find melanin haircare



SEPHORA



SELFRIDGES&C⁰

new products and a strategic marketing plan will lead to

explosive growth

Over the past two years, we have focused on significantly scaling our production by transitioning to a larger manufacturer - one capable of meeting and exceeding our growing customer demand 10x.

This increase in production will ensure our expanding list of 2,000+ beauty retail doors are consistently fully stocked.

Future projections are not guaranteed.





Building on this momentum, we are launching new, highly-anticipated products and an expansive marketing plan designed to broaden our reach. Our goal is to connect and resonate with more communities by sharing our unique brand story and the magic of our ingredients.



retail footprint *growth*

		SEPHORA 110	SEPHORA 124
	at ⊙ 355	at ⊙ 509	at ⊙ 609



	2020	2021	2022	2023	2024
North America	ULTA 1,264	ULTA 1,308	ULTA 1,355	ULTA 1,385	ULTA 1,400
	1,264	1,308	1,710	2,004	2,133
International (UK)	0	0	30	31	31
			SPACE NK APOTHECARY LONDON 30	SPACE NK APOTHECARY LONDON 30	SPACE NK APOTHECARY LONDON 30
				SELFRIDGES&CO 1	SELFRIDGES&CO 1

We are on track to realizing the full potential of Melanin Haircare while maintaining the high standards of quality and inclusivity that our community deeply trusts.

we're on track to hit *$8M in revenue* in 2024 alone

With our new production capabilities and facility, we estimate that we can reach $7M+ in 2024 through B2B, with an additional $1M in revenue through DTC, based on the sell-through of our initial five products alone. The introduction of new products in our pipeline is poised to unlock new market opportunities and boost our revenue growth even more.

revenue *growth*



*forward-looking projections not guaranteed





invest in the *future of natural haircare* empowering communities worldwide

Community is at the heart and soul of Melanin Haircare, driving our innovative products and inspiring our mission. We are launching a community investment round because who better to share in our future than the very people who helped build this brand. The funds raised will help scale production and satisfy massive consumer demand.

With a tremendous community, and powerhouse VCs, invested in some of the biggest beauty brands behind us, we know what we are capable of achieving together—and this is only the beginning.

Invest in Melanin Haircare today and join alongside notable institutional investors VMG Partners and Rose Park Advisors. Together, we can empower more people to celebrate their natural hair with confidence.



don't miss out, invest *today.*